Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

KKR & Co. Provides Update to
KKR Private Equity Investors’ Investment Community

Guernsey, Channel Islands, May 31, 2009 — KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) announced that KKR & Co. L.P. (collectively with its consolidated affiliates, “KKR”) has provided an updated presentation regarding KKR in connection with the pending acquisition of all of the assets and liabilities of KPE by KKR (the “Transaction”), attached hereto as Annex A.

KKR and the independent directors of KPE’s general partner continue their process of evaluating the advisability of the Transaction. The Transaction is subject to customary closing conditions, and there can be no assurance as to whether or when the Transaction will be completed.

About KPE

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) is a Guernsey limited partnership that seeks to create long-term value by participating predominantly in private equity investments identified by Kohlberg Kravis Roberts & Co.  As of March 31, 2009, KPE’s investment portfolio was substantially comprised of limited partner interests in six KKR private equity funds, co-investments in 13 companies alongside the private equity funds and three negotiated equity investments.  KPE is governed by its general partner’s board of directors, which is required to have a majority of independent directors, and makes its investments as the sole limited partner of another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions.  Information concerning these ownership and transfer restrictions is included on the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

Forward-Looking Statements

This release may contain certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law.  In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial results are subject to significant volatility.  Historically year-to-year results have varied dramatically and have not been subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1/S-4 (file no. 333-144335) filed with the Securities and Exchange Commission (“SEC”).

Media Contacts:	Investor Contact:
Kohlberg Kravis Roberts & Co. L.P.	Kate de Mul
Peter McKillop	Investor Relations Manager
Kristi Huller	KKR KPE LLC
+1.212.750.8300	+1.212.659.2026
media@kkr.com

Additional Information about the Transaction and Where to Find It

This release is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR has filed with the SEC a Registration Statement on Form S-1/S-4 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov.  Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.

ANNEX A FOLLOWS

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Investor Update May 2009

KKR Overview

- KKR manages over $47.3bn of AUM
- Structure of capital base yields recurring fee stream
  - Over 94% of capital has a contractual life of at least 10 years
  - Over 90% of private equity management fees are based on committed or invested capital, not fair market value
    - Little sensitivity to market volatility

Assets Under Management

AUM (2004 – 31-Mar-2009) ($ in billions)



Fixed Income
Private Equity
2004 – Q1 2009 CAGR: 30.8%
$15.1
$14.4
$0.8
$23.4
$19.7
$3.7
$43.9
$38.7
$5.2
$53.2
$42.2
$11.0
$48.5
$35.3
$13.2
$47.3
$35.0
$12.3
2004
2005
2006
2007
2008
Q1 2009

Long Term Capital Base => Recurring Revenues

Contractual Life of Invested Capital (31-Mar-2009)[1] ($ in millions)

	Private Equity	Fixed Income	Total	%
<2 Years	-	$2,756	$2,756	5.8 %
10 Years	$896	8,715	9,611	20.3
18 Years	31,535	-	31,535	66.6
Permanent	2,574	864	3,438	7.3
Total	$35,005	$12,335	$47,340	100.0 %

% Change in AUM 31-Dec-2007 to 31-Mar-2009



KKR
Alternative[2]
Traditional[3]
(11.1)%
(24.0)%
(39.2)%

(1) Time periods are measured from the time of a fund's inception
(2) Source: Company filings. Reflects median. Alternative asset managers includes: BX, FIG, OZM, GLG and SII
(3) Source: Company filings. Reflects median. Traditional asset managers includes: BLK, BEN, TROW, IVZ, AB, LM, EV, AMG, FII, WDR, JNS, GBL, CLMS, CNS and PZN. GBL pro forma for spin-off of Teton Advisors. EV AUM growth based on 31-Jan-2008 to 30-Apr-2009

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Dry Powder Growth Opportunities KKR currently has $15.4bn of uninvested capital across three geographical funds Europe: $6.2bn, US: $6.1bn1, Asia $3.1bn KKR recently demonstrated its ability to successfully deploy capital, announcing on May 7 an agreement to buy Oriental Brewery in South Korea for $1.8Bn from AB Inbev One of two players in Korean beer market with 43% nationwide market share and strong portfolio of leading brands KKR was the only bidder to obtain certainty of debt financing Increased focus on international and emerging markets such as Asia and Middle East New Businesses New Products KKR Capital Markets continues to participate in significant market transactions while also assisting private equity portfolio companies’ capital structures Intricate involvement in the structuring, financing and syndication process for Sealy’s refinancing plan announced May 13 Integral in structuring and syndicating various pieces of capital structure in Oriental Brewery Continued growth of KKR Asset Management with two new separately managed accounts totaling $2.65 billion Current credit market dislocation provides significant opportunity for new Mezzanine business With a global focus on the large end of the market, KKR can leverage its brand and network while working on new sponsor deals, sponsorless financings and refinancing opportunities New Infrastructure business expected to benefit from strong global demand for infrastructure projects with limited funding alternatives KKR has a successful track record in infrastructure-related investments and has organized a highly experienced team to lead the effort (1) US total includes $5.5bn from the 2006 Fund, $0.1bn from the Millennium Fund and $0.5bn of private equity separately-managed accounts

Summary KKR Historical Financials Note: Financial statements through 2007 reflect 65% ownership of Fixed Income business which is 100% owned by KKR as of 30-Jun-2008 (1) This represents segment information (2) Adjusted figures include non-controlling interest in Fixed Income business. As of 30-Jun-2008, Fixed Income business is 100% owned by KKR 2004 2005 2006 2007 2008 ($ in billions) AUM Private Equity AUM $ 14.4 $ 19.7 $ 38.7 $ 42.2 $ 35.3 Fixed Income AUM 0.8 3.7 5.2 11.0 13.2 Total AUM 15.1 23.4 43.9 53.2 48.5 Private Equity Capital Deployed $ 2.1 $ 2.9 $ 6.7 $ 15.0 $ 3.2 ($ in millions) Fee Related Earnings 1 Management Fees $ 86 $ 134 $ 237 $ 300 $ 488 Advisory Fees 103 107 182 549 152 Incentive Fees 0 0 16 23 0 Total Fee Income $ 189 $ 241 $ 435 $ 872 $ 640 Total Expenses 124 157 245 438 397 Pre-Tax Fee Related Earnings $ 65 $ 84 $ 190 $ 434 $ 243 Carry and Investment Income 724 865 940 405 (1,432) Adjusted Pre-Tax Economic Net Income 2 $ 788 $ 949 $ 1,130 $ 838 $(1,189) Non-Controlling Interests 3 13 25 23 6 Pre-Tax Economic Net Income $ 786 $ 936 $ 1,104 $ 815 $(1,195) Average Adjusted Pre-Tax ENI ($mm) ('04-'07): $ 926 Average AUM ($bn) ('04-'07): $ 33.9

Sep-07 $2,325 May-07 2,128 Dec-02 575 Date of Investment Cost (as of 31-Mar-2009) Investment 1,384 1,314 Fair Value $1,395 Jul-07 1,017 1,323 Nov-06 916 916 FY Growth Sales EBITDA Current Leverage1 +9% +5% 9.3x +12% +11% 7.3x +10% +34% 4.1x 2 +2% +2% 2.1x +6% 0% 5.4x Top 10 Portfolio Companies Note: Cost and fair value figures are for KKR’s funds only and exclude KPE’s co-investments as well as co-investments subject to carry. FY Growth is for most recent completed fiscal year (1) Net Debt/EBITDA as of March 31, 2009 unless otherwise noted (2) As of January 30, 2009 $ in millions

Jul-07 997 Feb-06 512 Dec-05 384 798 678 653 Oct-07 $1,817 Jul-07 1,118 $908 894 +13% (7%) 8.6x +13% 2 +15% 2 6.5x 2 N/A 3 N/A 3 N/A 3 (1%) +5% 3.9x 4 +11% +7% 1.5x 5 Top 10 Portfolio Companies (Cont’d) Note: Cost and fair value figures are for KKR’s funds only and exclude KPE’s co-investments as well as co-investments subject to carry. FY Growth is for most recent completed fiscal year (1) Net Debt/EBITDA as of March 31, 2009 unless otherwise noted (2) Current leverage as of February 28, 2009. FY growth figures as of Biomet’s most recent fiscal-year end of May 31, 2008 (3) US Foodservice is not a public filer (4) As of December 31, 2008 (5) As of January 31, 2009 Date of Investment Cost (as of 31-Mar-2009) Investment Fair Value FY Growth Sales EBITDA Current Leverage1 $ in millions

KKR Private Equity Funds (as of 3/31/09) ($ in millions) Track Record Note: Past performance is no guarantee of future results Committed Realized Unrealized Multiple of Closing Fund Size To-Date Value Value Total Value Gross IRR Capital Active Funds European Fund II 2005 $ 5,751 $ 5,751 $ 563 $ 2,340 $ 2,903 (31.5)% 0.5x 2006 Fund 2006 17,642 12,073 - 8,473 8,473 NA 0.7 Asian Fund 2007 4,000 925 - 718 718 NA 0.8 European Fund III 2008 6,396 194 - 109 109 NA 0.6 Historical Funds 1976 Fund 1976 $ 31 $ 31 $ 537 - $ 537 39.5% 17.1x 1980 Fund 1980 357 357 1,828 - 1,828 29.0 5.1 1982 Fund 1982 328 328 1,290 - 1,290 48.1 3.9 1984 Fund 1984 1,000 1,000 5,963 - 5,963 34.5 6.0 1986 Fund 1986 672 672 9,081 - 9,081 34.4 13.5 1987 Fund 1987 6,130 6,130 14,783 $ 44 14,827 12.1 2.4 1993 Fund 1993 1,946 1,946 4,129 5 4,134 23.6 2.1 1996 Fund 1996 6,012 6,012 11,310 429 11,739 17.6 2.0 European Fund 1999 3,085 3,085 5,593 1,431 7,024 25.6 2.3 Millennium Fund 2002 6,000 5,900 5,024 3,464 8,488 20.1 1.4

Forward Looking Information This presentation contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to KKR. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KKR or are within its control. If a change occurs, KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KKR’s business strategy; availability, terms and deployment of capital; changes in KKR’s compensation structure; availability of qualified personnel; changes in the asset management industry, interest rates or the general economy; increased rates of default and/or decreased recovery rates on investments; underperformance of KKR’s investments and decreased ability to raise funds; and the degree and nature of KKR’s competition. KKR does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made. Additional Information about the Transaction and Where to Find It This presentation is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR has filed with the Securities Exchange Commission (“SEC”) a Registration Statement on Form S-1/S-4 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR & Co. L.P., 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.